UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]     Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes   [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 7, 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that it has completed its previously announced acquisition of the assets of gnubi communications, L.P., a leading supplier of multi-channel telecom and datacom testing solutions for system manufacturers. The press release on Form 6-K sets forth the news release issued on October 7, 2002 relating to EXFO's announcement and certain information relating to the transaction.

The press release contains material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

[GRAPHIC OMITTED]                                          FOR IMMEDIATE RELEASE
[LOGO - EXFO]



EXFO COMPLETES ACQUISITION OF GNUBI COMMUNICATIONS


QUEBEC CITY, CANADA, October 7, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has completed its previously announced acquisition of the assets of gnubi communications, L.P., a leading supplier of multi-channel telecom and datacom testing solutions for system manufacturers.

Last month EXFO had signed an agreement to purchase substantially all the assets of gnubi in a stock-and-cash deal ranging between US$4.3 million and US$7.2 million, depending on sales volume in the next 12 months. Following the closing of the transaction, approximately 1.5 million shares were issued to gnubi.

gnubi's protocol-layer test instruments enable multi-channel, bit-error-rate testing (BERT) of SONET/SDH and Gigabit Ethernet optical systems reaching data transmission rates of 10 Gb/s. Its product offering addresses test requirements for multiple communication ports in lambda routers, optical switches, cross-connects and DWDM systems. Altogether, gnubi has delivered more than 15,000 test ports to over 50 customers around the world.


ABOUT EXFO
EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.


FOR MORE INFORMATION:
Mike Lamanna
Director, Investor Relations and Corporate Development
(418) 683-0211
michael.lamanna@exfo.com
------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.


                           By:  /s/ Germain Lamonde
                                -----------------------------------------------
                                Name:   Germain Lamonde
                                Title:  President and Chief Executive Officer





Date:  October 9, 2002